SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

ECOPETROL APPROVES THE INVESTMENT PLAN FOR 2012 AND THE UPDATE OF ITS STRATEGIC PLAN FOR THE PERIOD 2012-2020

•
Corporate Group´s Production is expected to reach an average of 800 thousand barrels of oil equivalent per day (MBOED) and Ecopetrol S.A.’s production (not including other companies of the Corporate Group) is expected to reach 750 MBOED on average in 2012.

•	65% of investments are earmarked for exploration, 94% of total Capex will be invested in Colombia.
•	The goal to produce one million clean barrels per day by 2015 and 1.3 million clean barrels per day by 2020 is reaffirmed.
•	The company seeks to become one of the 30 largest oil companies in the world by 2020.

BOGOTA, Colombia, Nov. 21, 2011.  Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) informed today that its Board of Directors approved the investment plan for the year 2012 and the update of the strategic plan for the Corporate Group for the 2012-2020 period.

“Our efforts are focused on fulfilling the goals we set forth for the years 2015 and 2020. 2012 is essential to make our vision as a corporate group a reality, which explains the importance of the approved investment plan”, said the president of Ecopetrol, Javier Gutiérrez Pemberthy.”

Regarding the update of the investment plan, Mr. Gutiérrez stated that “the annual revision and update exercise of the main premises of the 2020 strategic plan is key to support the decision-making and to consolidate our value promise that was announced four years ago and on which we have been delivering satisfactory results”

Investment plan for 2012

The investment plan approved for 2012 amounts to US$8,477 million of which US$7,452 is expected to be invested directly in Ecopetrol and US$1.025 million in other companies of the Corporate Group.

According to the plan, 94% of the Capex is allocated to projects in Colombia, and the remaining 6% will be allocated to exploration and production projects along the U.S. Gulf Coast and Brazil and Peru, where Ecopetrol holds interests.

The following exhibit summarizes the breakdown of expected investments in 2012:

Ecopetrol S.A. 2012 Investment Plan (*) U.S. dollar million
Business Area	Capex
Exploration	1,419
Production	4,113
Refining and Petrochemicals	601
Transportation	2,025
Other Investments	318
Total	8,477
(*) Figures include contributions and loans of Ecopetrol to companies of the Corporate Group

The following are the main projects that Ecopetrol S.A. plans to develop during 2012:

Exploration
With an investment of US$1,419 million in 2012, Ecopetrol S.A. plans to drill 42 exploratory wells, of which 36 will be located in Colombia. The Company plans to continue with activities on all blocks it has in Colombia. Most of these wells will be in the Llanos Orientales while others will be drilled in the Magdalena valley, Catatumbo, Piedemonte and the Caribbean offshore. Six wells will be drilled internationally in the U.S. Gulf Coast and Brazil. The drilling goal was set according to the strategy of focusing on prospects with higher potential and value for the company.

The company plans also to continue to develop unconventional resources (shale gas) on blocks in the Mid Magdalena.

Production
Ecopetrol S.A. allocated US$4,113 million for continued growth of crude oil and gas production with a target of up to 750 thousand barrels of oil equivalent per day (MBOED) in 2012 as an average. This production goal is 10.6% higher than the 2011 goal. Ecopetrol´s Corporate Group’s production is expected to reach 800 MBOED in 2012.

Most of the investment will be earmarked for projects in the Llanos Orientales. Primary recovery projects will begin at the CPO-9 and Caño Sur fields. Projects will continue at Castilla, Chichimene, Rubiales, Occidente, Quifa, Caracara, Cravo Norte, Guajira, Rio Zulia, Rancho Hermoso, Tisquirama, Sur, Neiva, Provincia, Casabe, Tibú, La Cira Infantas, Apiay, Nare, Yariguí and Cusiana fields, among others.

Refining, Petrochemicals and Biofuels
The estimated total investment in this business segment is US$601 million under the investment plan, used primarily for the industrial services project, operational improvement plan and upgrades at the Barrancabermeja and Cartagena refineries. Investments in bio-fuels are included through contributions to Bioenergy.

Transportation
The US$2,025 million in investments in transport aims to increase crude evacuation capacity by 600 thousand barrels a day (BPD) in 2012. These projects are expected to help increase heavy crude production. Also included in this investment amounts are contributions to the companies Oleoducto Bicentenario and Oleoducto de Colombia. Oleoducto de los Llanos expansion will be funded autonomously by ODL.

Other investments
Ecopetrol S.A. plans allocated US$318 million to other investments including, among others, research and development investments at the Instituto Colombiano del Petróleo (Colombian Petroleum Institute –ICP-) and information technology. The investments are also expected to help fund initiatives in the areas of human talent, the shared services center, quality management and social responsibility.

Acquisitions
The budget approved for 2012 does not include potential acquisitions, which will be considered and approved on a case by case basis by the Board of Directors.

Corporate Group Investments
Corporate Group Investments are expected to amount to US$10.964, including US$8,477 million in Ecopetrol S.A. and US$2,487 million of investments undertaken by the companies part of the Corporate Group with their own resources.

The following graph presents the total investment of the Corporate Group:

* Prorated investment according to Ecopetrol’s stake on each company

* Investment proportional according to Ecopetrol’s stake on each company
** Contributions from third parties who are partners of Ecopetrol in Groups companies

The following exhibit presents the budgeted investments of each company for 2012 for Corporate Group’s companies.

Investment Plan Corporate Group’s Companies 2012 US$ Million
Business segment	Total Capex
Exploration & Production	1,387
Refining, Petrochemicals and Biofuels	1,768
Transportation	1,421
Total	4,576

The following exhibit presents the breakdown of investment per company of the Corporate Group:

Expected company investments of the Corporate Group for 2012
US$ million
Upstream (Exploration and Production)		Midstream (Transportation)		Downstream (Refining, petrochemicals, sales and trading and bio-fuels)

Company	Capex 2012	Company	Capex 2012	Company	Capex 2012
Ecopetrol America	271	Oleoducto Bicentenario	1,380	Reficar	1,250
Savia1	223	ODL	336	Bioenergy	166
Hocol	373	Ocensa	37	Propilco	5
Ecopetrol Brasil	150	ODC	14
Ecopetrol Perú	11
Equion	360

Total Upstream (A)	1,388	Total Midstream (B)	1,767	Total Downstream (C)	1,421

		Total A + B + C	4,576

Sources of funds 2012

Ecopetrol´s financing requirements for 2012 will depend on the generation of cash by individual companies, capital market conditions, implementation of the investment budget by the various business areas and possible acquisitions.

If required, the company has indebtedness capacity and investment grade rating access to local and international markets in order to obtain the funds.

The price assumption for crude in the 2012 Financing Plan is of US$70 per barrel of WTI.

Update of the Strategic Plan for the period 2012-2020

In line with the annual budget and investment exercise, the Strategic Plan of the company was reviewed under which key elements of the strategy were updated.

The main objectives of the Strategic Plan are:
•	Produce 1.3 million barrels by 2020, of which around 50% are expected to be heavy crude.
•	Increase average reserve life to approximately 10 years, adding 6,200 million barrels.
•	Raise the recovery factor to 34% by means of EOR/IOR (Enhanced Oil Recovery/Improved Oil Recover) technologies.
•	Expand the transport capacity to 1.7 million barrels per day.
•	Grow the refining capacity from 300 thousand to 415 thousand processed barrels per day.
•	Reach production of 450 thousand tons per year of bio-fuels.
•	Meet a three-year return on capital employed (ROCE) criteria for the investments included in the plan of: 28% in Exploration and production, 11% in transportation, and 13% in petrochemicals.

The following are the main milestones of the Strategic Plan:

Estimated Capex amounts to US$80 billion in order to accomplish the goals set forth in the 2012-2020 Strategic Plan.

Approximately 85% of the total Capex is allocated to exploration and production, and 15% to refining, transport, commercialization, bio-fuels and organizational consolidation.

90% of the investment is earmarked to projects in Colombia. The remaining 10% will be allocated to E&P projects along the U.S. Golf Coast and in Brazil and Peru.

Capex in E&P amounts to US$69.5 billion, of which US$20 billion will be invested in exploration and development of new reserves, US$39 billion in technology to increase the recovery factor, US$4 billion to develop unconventional hydrocarbons and gas, and US$6 billion to develop existing fields (includes subsidiaries production).

The company expects to add in total 6,200 million barrels of new reserves between years 2011-2020. In order to reach 1.3 million barrels per day of production by year 2020, the production of existing fields is expected to be 840 MBOED; Colombian exploration and subsidiaries 300 MBOED; international exploration and foreign subsidiaries 110 KBOED; and unconventional hydrocarbons 50 MBOED.

In the Downstream segmentn, investments in refining during years 2012-2020 are expected to  reach US$5,900 million in required for the completion of the modernization projects in the refineries of Cartagena and Barrancabermeja, while US$516 million will be invested in bio-fuels. These investments will allow having cleaner and more valuable fuel production that adds value to heavy crude.

By year 2020 the company expects to have a strong midstream with integral transport and logistics solutions that guarantee adequate transportation of crude and products. Investments in this segment are planned to reach US$4 billion primarily represented the expansion of the Bicentenario Oil Pipeline, the ODC (Colombia Oil Pipeline), the Andean Multipurpose Pipeline, the San Fernando-Monterrey oil pipeline, and the Pozos-Colorados Galán system.

Sources of Financing for the Strategic Plan 2012-2020:
Given market conditions with high hydrocarbon prices, as well as the strong cash generation of the Company, the Strategic Plan is expected to be financed in 75% from internal cash generation, 16% with debt and 9% with primary share offerings (as part of the capitalization process).

Ecopetrol S.A. thereby reaffirms its vision for 2020 of becoming one of the world´s top 30 oil and gas companies, recognized for its international positioning, its innovation and commitment to sustainable development.

Bogotá,  November 21 of 2011

Ecopetrol is the largest company in Colombia and a firm integrated into the petroleum chain, ranked among the 40 largest petroleum companies in the world, and one of the four principal petroleum companies in Latin America. In addition to Colombia, where it generates more than 60% of domestic production, it has a presence in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico).  Ecopetrol is the owner of the largest refinery in Colombia, the largest part of the network of oil pipelines and multi-use pipelines in the country, and it is significantly increasing its involvement in biofuels.

This press release contains forward-looking statements concerning business prospects, estimates of operating and financial results, and assertions concerning Ecopetrol’s prospects for growth.  These are all projections, and as such, they are based solely on the expectations of management with respect to the future of the company and its continuing access to capital to finance the company’s business plan.  The fulfillment of such estimates in the future depends on the behavior of the market, regulations, competition, and the performance of the Colombian economy and industry, among other factors; therefore, these projections are subject to change without prior notice.

For more information, please contact:

Director of Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Fax: +571-234-5628
E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Jorge Mauricio Tellez
Phone: + 571-234-4329
Fax: +571-234-4480
E-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 20, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer